FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Income statement reconciliations

Appendix 1 Income statement reconciliations

	Quarter ended
	31 March 2011			31 December 2010			31 March 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,302	(1)	3,301	3,578	2	3,580	3,534	8	3,542
Non-interest income	4,731	(974)	3,757	3,881	361	4,242	5,589	(608)	4,981

Total income	8,033	(975)	7,058	7,459	363	7,822	9,123	(600)	8,523
Operating expenses	(4,121)	(194)	(4,315)	(4,081)	(426)	(4,507)	(4,430)	(287)	(4,717)

Profit before other operating charges	3,912	(1,169)	2,743	3,378	(63)	3,315	4,693	(887)	3,806
Insurance net claims	(912)	-	(912)	(1,182)	-	(1,182)	(1,136)	-	(1,136)

Operating profit before impairment losses	3,000	(1,169)	1,831	2,196	(63)	2,133	3,557	(887)	2,670
Impairment losses	(1,947)	-	(1,947)	(2,141)	-	(2,141)	(2,675)	-	(2,675)

Operating profit/(loss)	1,053	(1,169)	(116)	55	(63)	(8)	882	(887)	(5)
Fair value of own debt	(480)	480	-	582	(582)	-	(169)	169	-
Asset Protection Scheme credit default swap - fair value changes	(469)	469	-	(725)	725	-	(500)	500	-
Amortisation of purchased intangible assets	(44)	44	-	(96)	96	-	(65)	65	-
Integration and restructuring costs	(145)	145	-	(299)	299	-	(168)	168	-
Strategic disposals	(23)	23	-	502	(502)	-	53	(53)	-
Bonus tax	(11)	11	-	(15)	15	-	(54)	54	-
Write-down of goodwill and other intangible assets	-	-	-	(10)	10	-	-	-	-
RFS Holdings minority interest	3	(3)	-	(2)	2	-	16	(16)	-

Loss before tax	(116)	-	(116)	(8)	-	(8)	(5)	-	(5)
Tax (charge)/credit	(423)	-	(423)	3	-	3	(107)	-	(107)

Loss from continuing operations	(539)	-	(539)	(5)	-	(5)	(112)	-	(112)
Profit from discontinued operations, net of tax	10	-	10	55	-	55	313	-	313

(Loss)/profit for the period	(529)	-	(529)	50	-	50	201	-	201
Non-controlling interests	1	-	1	(38)	-	(38)	(344)	-	(344)
Preference share and other dividends	-	-	-	-	-	-	(105)	-	(105)

(Loss)/profit attributable to ordinary and B shareholders	(528)	-	(528)	12	-	12	(248)	-	(248)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 May 2011
THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary